May 11, 2009

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WellPoint, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated April 27, 2009 relating to the above-referenced filings by the Company. For your convenience, we have listed each comment from the letter below, with our response following each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 3 – Legal Proceedings, page 37

1.	Comment: In this item, please describe in detail the litigation between yourself and the Internal Revenue Service (IRS) that you note on page 5 and on page 70 of your filing. Referring you to the instructions to Item 103 of Regulation S-K, a registrant is required to describe any pending legal proceedings involving governmental authorities, including the name of the relevant court or agency, the date instituted, the parties, the factual basis of the proceedings and the relief sought. If you believe this litigation is not material, please provide a comprehensive analysis of the facts and circumstances relevant to your conclusion.

Response: On May 27, 2005, the Commissioner of Internal Revenue issued a Notice of Deficiency setting forth the IRS’s proposed adjustments to the Federal taxable income of our subsidiary, Anthem Insurance Companies, Inc., and Subsidiaries (“AICI”), for the years ended December 31, 1999 and December 31, 2000. As the successor to AICI, we filed a timely Petition for redetermination of our Federal tax liability with the United States Tax Court (the “Tax Court”) on July 21, 2005, as amended on July 31, 2006 and July 3, 2007. See WellPoint, Inc,

Mr. Jim B. Rosenberg	-2-	May 11, 2009

f.k.a. Anthem, Inc., Successor in Interest to Anthem Insurance Companies, Inc., and Subsidiaries v. Commissioner of Internal Revenue, Docket No. 13585-05 (July 21, 2005).

The proposed adjustments primarily relate to whether three settlement payments (the “Settlement Payments”) totaling approximately $114 million, which were paid in 1999 to resolve pending and potential litigation between AICI and the states of Kentucky, Ohio, and Connecticut (and other litigants in Kentucky and Connecticut) (collectively, the “State Litigation”), were deductible under 26 U.S.C.A. § 162 as ordinary and necessary business expenses. We contended that the State Litigation challenged the manner in which we were using our assets in conducting our profit-seeking health insurance business and that, based on well-established law, the Settlement Payments were deductible as ordinary and necessary business expenses. On October 27, 2008, the Tax Court issued its decision in the case and held that the Settlement Payments should be capitalized because they were incurred by AICI to defend against claims for equitable title to AICI’s business assets.

The appeal to the Seventh Circuit Court of Appeals will continue in 2009. The maximum potential impact resulting from an unfavorable outcome in this litigation could result in additional income tax expense of up to $40 million, which we do not believe to be material to the Company for additional disclosure in our Forms 10-Q or 10-K, and thus do not propose any revisions to our current disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 71

2.	Comment: Please revise your disclosure to clarify the weight that was given to both the income approach and the market approach used to calculate fair value and the basis for the weighting. Please disclose whether and, if so, the nature and extent that the assumptions and methodologies used for valuing goodwill and indefinite lived intangible assets have changed since the prior year.

Response: We periodically evaluate the weights given to the income approach and the market value approach. For our 2008 annual goodwill impairment test, we weighted the reporting unit valuation at 50% based on the income approach and 50% based on the market value approach. For our 2008 annual impairment test of our indefinite lived intangible assets, we used only the income approach to determine fair value. Both methods of valuing the reporting units and indefinite lived intangible assets were consistent with the methods used for our 2007 annual impairment tests. The equal weighting for our goodwill impairment test reflects our view that both valuation methodologies provide a reasonable estimate of fair

Mr. Jim B. Rosenberg	-3-	May 11, 2009

value. In addition, we determined that performing our 2008 annual goodwill impairment test under alternative weighting scenarios for the income approach and the market value approach would not yield a materially different valuation and would not change the impairment testing results.

We also periodically evaluate the assumptions used in determining the fair values of our goodwill and indefinite lived intangible assets. Assumptions used in the income approach regarding 2008 projected future cash flows were reduced from our 2007 projected future cash flows given our lowered outlook and revised earnings guidance in 2008. Our assumed discount rate is based on our industry’s weighted average cost of capital and reflects volatility associated with the cost of equity capital. The discount rates used in 2008 and 2007 did not significantly differ between years, primarily due to increases resulting from increased risk associated with cost of equity being offset by decreases in the cost of debt and higher debt to equity ratios within our industry.

We will revise our disclosure in future filings of our Forms 10-Q and 10-K to include a statement similar to the following:

Fair value is calculated using an equal weighting of the income and market value approaches for our reporting units and the income approach for our indefinite lived intangible assets. The equal weighting for our goodwill impairment test reflects our view that both valuation methodologies provide a reasonable estimate of fair value. We evaluate the appropriate weighting given to each valuation methodology at each impairment test date.

Investments, page 72

3.	Comment: Please revise your disclosure to separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented.

Response: As discussed in our disclosure of Critical Accounting Policies and Estimates related to Investments, unrealized losses reported in the periods presented were primarily caused by the effect of the interest rate environment and the widening of credit spreads on certain securities. Credit spreads are comprised of both a credit component and a liquidity component. These factors are not mutually exclusive and often times move in tandem. Spreads tend to vary as interest rates fluctuate. As a result, fair values for certain securities sometimes do not change despite a decline in interest rates. This is caused by the widening of the spread offsetting the impact of the interest rate change. Spreads may also fluctuate due to other changes in the market such as demand for certain Treasury issues and may not represent a true change in the likelihood of default. The fluctuations and interaction of these factors in the market variability we are presently experiencing result in an environment where determining definitively

Mr. Jim B. Rosenberg	-4-	May 11, 2009

the amount of gross unrealized losses that are attributable to movements in market interest rates versus the amount that is attributable to movements in credit spreads is not possible at a level of certainty that would be appropriate to support such a disclosure.

4.	Comment: Please clarify the criteria you used for determining that a security is not actively traded.

Response: We consider securities to be actively traded if they are traded on a national exchange or other public market with consistently observable levels of volume and activity, such as most corporate equity securities and U.S. Treasury securities. We categorize for disclosure purposes all other securities as not actively traded.

5.	Comment: Please clarify the number of quotes or prices obtained per instrument from pricing services.

Response: As discussed in our disclosure of Critical Accounting Policies and Estimates related to Investments, fair values for our available-for-sale investments are primarily obtained from independent third party pricing services. We periodically discuss valuation methodologies and use of significant inputs utilized by the independent third party pricing services in determining valuations.

Your question cannot be answered with specificity due to the way in which the fixed maturity markets operate. Out of the universe of fixed maturity securities that exist, only a very small percentage of securities are actually traded (i.e., U.S. Treasury securities), or are quoted by securities brokers. The fair values for the much larger population of fixed maturity securities without such trading activity or broker quotes are extrapolated from those fixed maturity securities for which trades or broker quotes are available. Accordingly, there is not a specific number of broker quotes for a certain security that may be used for valuation.

At some dates, the pricing service may receive multiple broker quotes for a specific security, while at other times they may receive only one or even no broker quotes. For other securities, the pricing service may not receive a single broker quote since that security is not in demand. In instances where no broker quotes are available on the valuation date for a specific security, we may use other inputs for fair valuation, including actual trade data for similar securities, available broker quotes for similar securities, market or sector information specific to the security and other relevant information. The information used in the valuation depends on the type of fixed maturity security, availability of relevant data and market conditions and may change from valuation date to valuation date depending on such factors.

Mr. Jim B. Rosenberg	-5-	May 11, 2009

6.	Comment: Please revise your disclosure to clarify whether, and if so, how and why, you adjusted quotes or prices you obtained from the third party pricing services.

Response: In the rare event that we have additional information that may not be available to the third party pricing service and such information may impact the fair value of a security, we may adjust the prices obtained from the third party pricing service. There was one such instance in 2008 when a fixed income security was written down to a value lower than the value suggested by the third party pricing source. In this instance, we received an “indicative price” from the third party pricing service, and they noted that this security was difficult to price because the issuer was not trading in the market and there was a lack of observable pricing inputs. Upon receiving the price, there was a significant liquidity event related to the issuer and the credit ratings were downgraded significantly from investment grade to well below investment grade. The third party pricing service acknowledged that the fair value, if re-valued, would be less than the originally provided fair value. We estimated the fair value of the security internally using unobservable inputs, which resulted in a $10 million reduction in the fair value. Due to the use of unobservable inputs in determining fair value, this security was classified as Level III in accordance with FAS 157, Fair Value Measurements.

Although this is a rare occurrence, if and when we have any instances where we adjust a quoted price obtained from a third party pricing service that results in a material change in the value of our investment securities in the aggregate, we will include such information in future filings of our Forms 10-Q and 10-K.

7.	Comment: Please revise your disclosure to include a quantified and narrative discussion of the impact that reasonably likely changes in the key inputs used in the valuation methodologies to estimate fair value would have on the financial statements at December 31, 2008. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discuss how you developed the inputs you used in determining the range.

Response: Our investment portfolio consists primarily of fixed maturity securities, which represented 92% of our total investment portfolio at December 31, 2008. In addition, our fixed maturity securities portfolio consists mainly of investment grade corporate bonds, municipal securities and agency mortgage-backed securities. The one input that directly or indirectly impacts the valuation of nearly our entire fixed maturity securities portfolio is the current interest rate level. The portfolio’s diversification across and within sectors makes the interest rate environment the most important factor in the determination of fair value. The nature of the portfolio allows us to conclude that interest rate movement is the key

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input in determining the fair value of the portfolio. We have disclosed the impact of a 100 basis point change in interest rates on the fair value of the fixed maturity portfolio in our Form 10-K in our disclosure of Critical Accounting Policies and Estimates related to Investments. We believe the disclosure appropriately and adequately allows the users of the financial statements to understand how changes in the interest rate environment (the single most important valuation input) could affect overall fair value.

Contractual Obligation Table, page 82

8.	Comment: Please clarify where your pension benefits have been included in the contractual obligation table.

Response: Our contractual obligations table includes our estimated future payments for our other postretirement benefits, which include postretirement health and welfare benefits such as life, medical, vision and dental benefits offered to certain employees. The estimated future payments for other postretirement benefits are included in the contractual obligations table in the caption “Projected other postretirement benefits”. In addition, the contractual obligations table includes our estimated future payments for our supplemental executive retirement benefits, which provide pension benefits to certain executive employees. The estimated future payments for supplemental executive retirement benefits are included in the contractual obligations table in the caption “Other long-term liabilities”. Expected future payments for both the other postretirement benefits and supplemental executive retirement benefits represent amounts expected to be paid directly to participants for benefits under those plans. We deem these expected future payments to be contractual funding obligations and, as such, have included them in the contractual obligations table.

Estimated future payments for our pension benefits have not been included in the contractual obligations table as we do not have any funding requirements under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for these plans as a result of the value of the assets in the plans. We, at times, make discretionary contributions to our pension plans up to the maximum amount deductible for income tax purposes. These discretionary contributions do not represent contractual funding obligations. In the Liquidity and Capital Resources section regarding Future Sources and Uses of Liquidity, we have disclosed our pension funding strategy along with the fact that at December 31, 2008 no contributions were necessary to meet ERISA required funding levels. In addition, we expect to add a footnote similar to the following to our contractual obligations table in future filings of our Form 10-K to clarify that certain pension liabilities have been excluded from the table:

[4]

Estimated future payments for funded pension benefits have been excluded from this table as we had no funding requirements under ERISA at December 31, 2008, as a result of the value of the assets in the plans.

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If and when we have any material funding requirements for pension benefits under ERISA, we will include the estimated future payments for pension benefits in our contractual obligations table in future filings of our Form 10-K.

3. Investments, page 101

9.	Comment: Please disclose the composition of the assets underlying your mortgage-backed securities by type (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance, as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Response: We do not believe our holdings of sub-prime, Alt-A and home equity lines of credit securities are material as they represented only $522 million of our total cash and cash equivalents and available-for-sale investment portfolio of $16.7 billion at December 31, 2008. However, we expect to add disclosure similar to the following to our Investments footnote in future filings of our Forms 10-Q and 10-K to better illustrate our limited exposure to these types of investments:

As of December 31, 2008, the Company owned $3,939.5 million of mortgage-backed securities out of a total investment portfolio of $14,491.9 million. These securities included sub-prime and Alt-A securities with fair values of $154.9 million and $366.6 million, respectively, at December 31, 2008. These sub-prime and Alt-A securities had accumulated net unrealized losses of $64.9 million and $95.4 million, respectively, at December 31, 2008. The average credit rating of the sub-prime and Alt-A securities was “A” and “AA”, respectively, at December 31, 2008.

We held one home equity line of credit security with a fair value of $0.7 million at December 31, 2008, which we do not believe to be material for disclosure in filings of our Forms 10-Q or 10-K. If and when we have any material holdings of home equity line of credit securities, we will include the information requested by you in future filings of our Forms 10-Q and 10-K.

Given the immateriality and relatively high credit ratings of our sub-prime, Alt-A and home equity lines of credit securities, we do not believe disclosure of the years of issuance and potential changes in credit ratings is necessary.

Mr. Jim B. Rosenberg	-8-	May 11, 2009

4. Fair Value, page 106

10.	Comment: For the securities that were transferred to Level III during 2008, please disclose the specific inputs that became unobservable.

Response: We transfer securities into the Level III category when one or more of the inputs used to determine fair value become unobservable. Inputs that became unobservable during 2008, which consequently led to the transfer of securities (primarily mortgage-backed, asset-backed and inverse floating rate securities) into the Level III category during 2008, may have included prepayment speeds, credit spreads, default rates and benchmark yields. Accordingly, we expect to use language similar to the following in future filings of our Form 10-Q and 10-K:

During the year ended December 31, 2008, certain securities, primarily certain mortgage-backed, asset-backed and inverse floating rate securities, were thinly traded or not traded at all due to concerns in the securities markets and the resulting lack of liquidity. In addition, one or more of the inputs used to determine the securities’ fair value, including, but not limited to, prepayment speeds, credit spreads, default rates and benchmark yields, became unobservable, and the fair values of those securities were estimated using internal estimates for those unobservable inputs.

10. Retirement Benefits, page 120

11.	Comment: Please provide us a detailed analysis as to why the expected rate of returns for pension and other benefits is appropriate.

Response: The long-term rate of return assumption for pension benefits is set based upon several factors considered for the pension plans’ investment portfolio’s target asset allocation. Past market performance, the long-term relationship between fixed maturity and equity securities, interest rates, and inflation are among the factors considered. It includes an estimate of the additional return expected from active management of the investment portfolio. The long-term rate of return calculation uses the geometric averaging method, which calculates an expected multi-period return, reflecting volatility drag on compound returns. We obtain from our outside pension investment advisors a detailed analysis of the expected long-term rate of return. This analysis projects a range of expected returns based on the composition of the investment portfolio and weighting of the asset classes, taking into consideration the Company’s active management of the investment portfolio. We compare this calculation with a separate analysis of expected asset class returns obtained from our outside pension actuarial advisors for reasonableness. Based on our review of the analyses, we selected a long-term rate of return of 8.00% at the December 31, 2008 measurement date. All assumptions are reviewed and approved by the Company’s management.

Mr. Jim B. Rosenberg	-9-	May 11, 2009

The long-term rate of return assumption for other postretirement benefits uses the corresponding pension long-term rate of return assumption as a starting point. It is then adjusted to reflect an “after-tax” return on certain Voluntary Employee Beneficiary Association (“VEBA”) trust assets that are subject to unrelated business income tax on earnings. Because the VEBA trust assets are part of the National Employee Benefits Administration (“NEBA”) VEBA, we communicate with the Blue Cross Blue Shield Association - NEBA department, who advised that 55% of the existing VEBA assets are in equity funds (which are subject to tax) and 45% are in Municipal Bonds (which are tax exempt). Based on the estimated impact of taxes on the return, we calculated the return on the VEBA assets to be 6.50%. Additionally in our other postretirement benefits plan, we had 401(h) assets which are not taxable. The weighted average of the assets calculated to be an approximate 7.25% expected long-term rate of return. All assumptions are reviewed and approved by the Company’s management.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

III. Significant Transactions

Suspension by The Centers for Medicare and Medicaid Services, page 23

12.	Comment: Please revise your disclosure to explain the deficiencies that resulted in the decision of CMS to suspend the company from marketing to and enrolling new patients in the Medicare Advantage and Medicare Part D prescription drug plans. Please disclose the expected effects of the suspension on financial position and results of operations.

Response: We will provide the following revised disclosure, as applicable, in our future filings on Forms 10-Q and 10-K:

Over the past several months, we have been working with The Centers for Medicare and Medicaid Services, or CMS, to resolve issues identified as a result of our internal compliance audits and findings from a 2008 CMS audit. Our work included detailed action plans to remediate such findings. Most of the proposed action plans have been reviewed and accepted by CMS. In addition, we engaged an independent third party to provide CMS with on-going assessments regarding our compliance, including verification of systems, processes and procedures.

On January 12, 2009, CMS notified us that we were suspended from marketing to and enrolling new members in our Medicare Advantage and Medicare Part D health benefit products until remediation efforts have been fully implemented and confirmed. The CMS letter identified the following areas for remediation: enrollments and dis-enrollments; benefits administration; grievance and appeals; marketing; claims processing; coordination of benefits; billing; and meeting call center and customer service requirements. This decision does not affect, for the most part, our current members enrolled in our Medicare products. We are in the process of validating our remediation efforts with CMS.

Mr. Jim B. Rosenberg	-10-	May 11, 2009

We do not currently expect that the CMS suspension will have a material adverse effect on our consolidated financial position or results of operations.

*    *    *    *    *

In connection with our response to this comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at (317) 488-6770.

Very truly yours,

/s/ Wayne S. DeVeydt
Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

Copy to:	Angela F. Braly
President and Chief Executive Officer

Martin L. Miller
Senior Vice President, Chief Accounting Officer
and Controller